LINDQUIST & VENNUM PLLP
4200 IDS Center
80 South 8th Street
Minneapolis, MN 55402

(612) 371-3211

December 6, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Blackhawk Biofuels, LLC
Amendment No. 3 to Registration Statement on Form SB-2
File No. 333-136353

Ladies and Gentlemen:

On behalf of Blackhawk Biofuels, LLC, a Delaware limited liability company (the “Company”), we are transmitting herewith for filing under the Securities Act of 1933, as amended (the “Act”), Amendment No. 3 to Registration Statement on Form SB-2, File No 333-136353, relating to the offering and sale by the Company of up to 17,500,000 of its Class A Units. This is the initial public offering of the Company’s Units.

There have been no substantial changes in the offering since Amendment No. 2 to the Registration Statement was filed on November 7, 2006. The principal revision is the inclusion of interim financial statements through September 30, 2006. Other revisions have been made primarily to update information regarding the Company, the industry and the offering. To assist your review, we are providing to you four marked copies of the Amendment to indicate the changes made since the filing of Amendment No. 2 to the Registration Statement.

We would be pleased to provide additional typeset courtesy copies of the filing upon your request.

We have the following responses to the comments of the staff dated November 16, 2006 on Amendment No. 2 to the Registration Statement. The headings and numbers below correspond to the headings and numbers contained in the comment letter.

General

Comment:

1.             Please consider the financial statement updating requirements outlined in Item 310 of Regulation S-B, upon filing your revised document. We may have additional comments upon review of your updated presentation.

Response:

We have included in the amendment updated interim financial statements as of September 30, 2006.

Comment:

2.             An updated accountants’ consent should be provided in the next amendment.

Response:

2.             An updated accountants’ consent is provided as Exhibit 23.1.

The Offering, page 4

Comment:

3.             We note your response to our prior comment 3. Please confirm that you will file a post-effective amendment if a material change to the offering is made after effectiveness of this registration statement. Please also revise your disclosure to clarify that a post-effective amendment will be filed if a material change is made to the offering.

Response:

3.             This will confirm that the issuer will file a post-effective amendment if a material change to the offering is made after effectiveness of the registration statement. We have slightly modified the disclosure to that effect in the “Prospectus Summary” under the caption “The Offering” and in the “Management’s Discussion and Analysis and Plan of Operation” section under the caption “Equity and Debt Capital” to state the commitment in that manner.

Please be advised that a request for acceleration of the effective date of the Registration Statement may be made orally by the issuer under Rule 461 under the Act. The issuer is aware of its obligations under the Securities Act.

If you should have any questions regarding the foregoing responses to comments of the staff or the revisions to the registration statement made in response to the comments, or if you require any additional information, please contact me at (612) 371-3955. I would very much appreciate it if you would call me to discuss any responses or revisions that you believe are inadequate. Thank you for your assistance.

Sincerely,

/s/ Dean R. Edstrom

Dean R. Edstrom